Exhibit (99.14)

Section C

The Government’s Budgetary and Financial Stance

INTRODUCTION				C.3

1.	SOUND MANAGEMENT OF PUBLIC FINANCES			C.5

	1.1	The budget remains balanced		C.5

2.	UPDATING OF THE FINANCIAL FRAMEWORK			C.11

	2.1	Budgetary revenue		C.11

		2.1.1	Own-source revenue excluding government enterprises	C.12

		2.1.2	Revenue from government enterprises	C.16

		2.1.3	Revenues from federal transfers	C.18

	2.2	Budgetary expenditure		C.20

		2.2.1	Adjustments to program spending in 2007-2008	C.21

		2.2.2	Giving priority to health and education	C.22

		2.2.3	Maintaining disciplined management of spending	C.25

		2.2.4	High quality public infrastructure for a more prosperous Québec	C.27

		2.2.5	Debt service	C.30

	2.3	Consolidated entities		C.32

		2.3.1	Non-budget-funded bodies and special funds	C.33

		2.3.2	Health and education networks	C.34

		2.3.3	Generations Fund	C.35

		2.3.4	Statement of consolidated operations	C.36

	2.4	Five-year financial framework		C.37

C.1

3.	NON BUDGETARY TRANSACTIONS			C.39

	3.1	Curtailing the increase in the government’s debt by revising the dividend paid by Hydro-Québec		C.40

		3.1.1	Review of the Hydro-Québec dividend	C.40

		3.1.2	Hydro-Québec’s dividend payments	C.42

		3.1.3	Raising the dividend paid by Hydro-Québec to 75% of its net profits	C.43

	3.2	Summary of non-budgetary transactions		C.45

4.	CONSOLIDATED NET FINANCIAL REQUIREMENTS			C.49

APPENDIX 1: IMPACT OF THE ACCOUNTING REFORM				C.51

C.2

INTRODUCTION

This section of the Budget Plan presents the preliminary results for fiscal 2007-2008 and the government’s budgetary and financial stance for 2008-2009 and 2009-2010.

The information provided concerns:

—	consolidated financial and budgetary transactions for the period from 2007-2008 to 2009-2010, including the impact of the various measures announced in the present Budget;

—	the change in revenue and expenditure, as well as adjustments made since last year’s Budget;

—	the main expenditure items, capital expenditures, non-budgetary transactions and net financial requirements.

The 2008-2009 Budget focuses specifically on a two-year time horizon. It also contains five-year projections, up to 2012-2013.

All of the financial results presented incorporate the components of the accounting reform announced last December 11 when the 2006-2007 Public Accounts were tabled and the Update on Québec’s Economic and Financial Situation was published.

The Government’s Budgetary
and Financial Stance	C.3

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2008-2009 Budget
C.4	Budget Plan

1.	SOUND MANAGEMENT OF PUBLIC FINANCES

1.1	The budget remains balanced

The 2008-2009 Budget forecasts that a balanced budget will be achieved in each year of the financial framework. In 2007-2008, higher-than-anticipated tax receipts, coupled with Hydro-Québec’s higher-than-expected profits, make it possible to achieve a surplus of $717 million.

This surplus will be allocated to the budgetary reserve and thus be added to the $1.3 billion allocated to the reserve in 2006-2007. Taking into account a deposit of $200 million in the Generations Fund from the reserve in 2007-2008, $1.8 billion will have been accumulated in this reserve as at March 31, 2008.

A balanced budget will also be achieved in 2008-2009 and 2009-2010. Due to the downward revision of economic growth, the increase in budgetary revenue is lowered noticeably compared with last year’s Budget. In addition, because of the uncertain economic situation, the government is incorporating a contingency reserve of $200 million into its financial framework in 2008-2009.

Before the use of the budgetary reserve, the financial framework shows shortfalls of $1 370 million and $447 million in 2008-2009 and 2009-2010 respectively. Using the budgetary reserve will make it possible to make up these shortfalls and maintain a balanced budget for these two years.

TABLE C.1

Summary of consolidated budgetary transactions – 2008-2009 Budget

(millions of dollars)

	Actual results		Preliminary	Forecast
	2006-2007		2007-2008	2008-2009	2009-2010
BUDGETARY REVENUE	60 700		62 920	62 980	65 184
% change			3.7	0.1	3.5
BUDGETARY EXPENDITURE	–58 796		-61 638	-63 855	-65 648
% change			4.8	3.6	2.8
NET RESULTS OF CONSOLIDATED ENTITIES	89		-162	447	833
Contingency reserve			—	-200	—
SURPLUS (DEFICIT) FOR THE PURPOSES OF THE PUBLIC ACCOUNTS	1 993		1 120	-628	369
Deposit of dedicated revenues in the Generations Fund	-584	[1]	-403	-742	-816
BUDGETARY BALANCE BEFORE USE OF BUDGETARY RESERVE	1 409		717	-1 370	-447
Deposit in the Generations Fund from the budgetary reserve			-200
Budgetary reserve	-1 300		-517	1 370	447
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	109		0	0	0

1	Including an additional deposit of $500 million in the Generations Fund in 2006-2007.

The Government’s Budgetary
and Financial Stance	C.5

❑	Contingency reserve

On account of the potential impact of economic risks in the United States and financial markets worldwide on Québec’s economy, or to provide for any other contingencies, the financial framework includes a contingency reserve of $200 million in 2008-2009. For the government, it is imperative to keep the budget balanced.

❑	Budgetary reserve

The budgetary reserve is a mechanism that ensures the budget will remain balanced over the financial framework’s time horizon by making it possible to:

—	put aside in the reserve the surpluses of a given year;

—	use the funds allocated to the reserve in a timely manner to maintain a balanced budget.

Funds placed in the reserve are deposited with the Caisse de dépôt et placement du Québec in the year following the achievement of the surplus.

A substantial budgetary reserve has been built up over the past two years. First, the government recorded a surplus of $1 993 million in 2006-2007, owing notably to additional tax receipts and to profits of over $900 million made by Hydro-Québec on the sale of its interests in certain corporations, including Transelec Chile. These additional profits made it possible, in 2006-2007, to deposit $500 million in the Generations Fund. In addition, $1.3 billion was allocated to the budgetary reserve.

In 2007-2008, an additional net amount of $517 million will be added to the budgetary reserve, bringing it to over $1.8 billion.

TABLE C.2

Budgetary reserve

(millions of dollars)

	2006-2007	2007-2008P		2008-2009P	2009-2010P
Allocation	1 300	717		—	—

Use	—	-200	[1]	-1 370	-447
Budgetary reserve	1 300	517		-1 370	-447
BALANCE, END OF YEAR	1 300	1 817		447	0

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	Amount deposited in the Generations Fund from the budgetary reserve in 2006-2007.

2008-2009 Budget
C.6	Budget Plan

❑	A balanced budget in 2007-2008

The present Budget confirms that a balanced budget will be achieved in 2007-2008.

Since the May 2007 Budget, the government has recorded additional revenue of $1.8 billion, including:

—	$912 million in tax revenues, particularly because of the strong showing by the economy;

—	$430 million from government enterprises, due mainly to Hydro-Québec’s higher-than-anticipated profits;

—	$451 million stemming, among others, from an upward revision of federal transfers for health and post-secondary education.

TABLE C.3

Summary of consolidated budgetary transactions in 2007-2008

(millions of dollars)

	May 2007 Budget	Adjustments[1]	March 2008 BudgetP
BUDGETARY REVENUE

Own-source revenue excluding government enterprises	43 328	912	44 240

Revenue from government enterprises	4 625	430	5 055
Total own-source revenue	47 953	1 342	49 295

Federal transfers	13 174	451	13 625
TOTAL	61 127	1 793	62 920

BUDGETARY EXPENDITURE

Program spending	-53 913	-722	-54 635

Debt service	-7 244	241	-7 003
TOTAL	-61 157	-481	-61 638

NET RESULTS OF CONSOLIDATED ENTITIES	483	-645	-162

SURPLUS (DEFICIT) FOR THE PURPOSES OF THE PUBLIC ACCOUNTS	453	667	1 120

Deposit of dedicated revenues in the Generations Fund	-453	50	-403
BUDGETARY BALANCE BEFORE BUDGETARY RESERVE	0	717	717

Deposit in the Generations Fund from the budgetary reserve	-200	0	-200

Budgetary reserve	200	-717	-517
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	0	0	0

P:	Preliminary results for 2007-2008.
1	Including the impact of the accounting reform, presented in Appendix 1.

The Government’s Budgetary
and Financial Stance	C.7

In addition, the government saved $241 million on debt service, owing mainly to the improvement in the value of the Canadian dollar in relation to other currencies.

Overall, additional revenue and debt service savings totalling $2 billion enabled the government to:

—	increase program spending by $722 million to finance:

–	a $531-million rise in spending by the departments, including $203 million at the ministère de la Santé et des Services sociaux, notably to finance additional costs for medical services;

–	the $191-million impact of the new actuarial valuations of the retirement plans;

—	finance the impact of the accounting reform at a cost of $853 million, including $375 million related to the consolidation of the health and education networks;

—	post a surplus and allocate it to the budgetary reserve.

Taking the aforementioned increase into account, program spending growth in 2007-2008 amounts to 5.5%, or less than the growth in nominal GDP, i.e. 5.9%.

❑	Budgetary balance maintained in 2008-2009 and 2009-2010

In conformity with the government’s budgetary stance, the budget will be balanced again in 2008-2009 and 2009-2010.

In 2008-2009, there will be almost no increase in budgetary revenue.

—	This can be explained by the anticipated economic slowdown. Moreover, it reflects the impact of the tax reductions granted to individuals and enterprises, announced in previous budgets, particularly the personal income tax reduction in effect since January 1, 2008.

—	This lack of growth in revenue also reflects the non-recurrence of part of the profits made by Hydro-Québec in 2007-2008.

2008-2009 Budget
C.8	Budget Plan

Growth in budgetary expenditure in 2008-2009 will be limited to 3.6%. The budgetary balance shows a shortfall of $1 370 million, offset by the use of the budgetary reserve.

In addition, because of economic uncertainty and to provide for contingencies, the government is including a $200-million contingency reserve in its 2008-2009 financial framework.

A balanced budget will be achieved again in 2009-2010 by using the $447-million balance of the budgetary reserve. In addition, the government has set itself the objective of limiting program spending growth to 3.0% that year.

—	For this purpose, it will pursue its efforts to modernize the government and to boost productivity and efficiency in the delivery of services. It will also continue to implement its plan to reduce the number of employees in Québec’s public service.

The Government’s Budgetary
and Financial Stance	C.9

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2008-2009 Budget
C.10	Budget Plan

2.	UPDATING OF THE FINANCIAL FRAMEWORK

This section explains the adjustments made to the financial framework for 2007-2008 since the last Budget and presents the main factors affecting growth in the government’s revenue and expenditure for subsequent years.

2.1	Budgetary revenue

The government’s budgetary revenue should total $63 billion in 2008-2009, i.e. $48.9 billion in own-source revenue and $14.1 billion in federal transfers. Budgetary revenue should increase by 0.1% in 2008-2009 and 3.5% in 2009-2010.

TABLE C.4

Consolidated Revenue Fund

Change in budgetary revenue

(millions of dollars)

	May 2007 Budget	Adjustments[1]	March 2008 BudgetP
	2007-2008		2007-2008	2008-2009	2009-2010
OWN-SOURCE REVENUE

Own-source revenue excluding government enterprises	43 328	912	44 240	44 292	45 841
% change	0.6		1.8	0.1	3.5

Government enterprises	4 625	430	5 055	4 625	4 671
% change	-25.8		-18.8	-8.5	1.0
TOTAL	47 953	1 342	49 295	48 917	50 512
% change	-2.7		-0.8	-0.8	3.3

FEDERAL TRANSFERS	13 174	451	13 625	14 063	14 672
% change	19.6		23.7	3.2	4.3
BUDGETARY REVENUE	61 127	1 793	62 920	62 980	65 184
% change	1.4		3.7	0.1	3.5

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	Including the impact of the accounting reform, presented in Appendix 1.

The Government’s Budgetary
and Financial Stance	C.11

2.1.1	Own-source revenue excluding government enterprises

❑	Substantial upward revisions to tax revenues in 2007-2008

Preliminary results for fiscal 2007-2008 show that own-source revenue, excluding the profits of government enterprises, are revised upward by $912 million compared with the May 2007 Budget, bringing growth in this revenue to 1.8% compared with the previous year.

Revenue from personal income tax and contributions to the Health Services Fund are adjusted positively by $232 million and $15 million respectively, taking into account the impact of accrual accounting flowing from the accounting reform, which affects personal income tax in particular.

—	This higher-than-expected revenue reflects job growth, which leads to an upward adjustment of wages paid in the economy.

Revenue from corporate taxes is revised upward by $75 million. The impact of the upward revision of corporate profits in 2007 is mitigated by the implementation of the Action Plan for the Manufacturing Sector, which reduces revenue by $125 million in 2007-2008.

Consumption tax revenue is adjusted upward by $431 million.

—	Revenue from the Québec sales tax is $453 million higher than forecast in the last Budget and reflects notably the fact that household personal spending and housing starts have increased. The growth in input tax refunds was also less than expected.

—	In addition, revenue from specific taxes is revised downward slightly, mainly because of the impact of high petroleum product prices on the volume of fuel sold.

Other revenues are adjusted upward by $159 million, notably because of revenue from natural resources and higher-than-anticipated interest income.

2008-2009 Budget
C.12	Budget Plan

TABLE C.5

Consolidated Revenue Fund

Change in own-source revenue excluding government enterprises

(millions of dollars)

	May 2007 Budget	Adjustments[1]	March 2008 BudgetP
	2007-2008		2007-2008	2008-2009	2009-2010
Personal income tax	18 045	232	18 277	18 200	19 201
% change	-0.5		-1.1	-0.4	5.5

Contributions to the Health Services Fund	5 408	15	5 423	5 594	5 792
% change	6.6		7.3	3.2	3.5

Corporate taxes	4 729	75	4 804	4 591	4 510
% change	-1.4		0.5	-4.4	-1.8

Consumption taxes	12 808	431	13 239	13 544	13 829
% change	1.7		4.6	2.3	2.1

Other revenues	2 338	159	2 497	2 363	2 509
% change	-5.2		0.1	-5.4	6.2
OWN-SOURCE REVENUE EXCLUDING GOVERNMENT ENTERPRISES	43 328	912	44 240	44 292	45 841

% change	0.6		1.8	0.1	3.5

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	Including the impact of the accounting reform, presented in Appendix 1.

❑	Revenue growth limited by the economic slowdown and the reduction of the tax burden

In 2008-2009, own-source revenue, excluding that from government enterprises, will increase by 0.1%.

—	This weak growth will be due to the anticipated slowdown in the economy and the impact of the personal and corporate income tax reductions.

In 2009-2010, growth in own-source revenue, excluding government enterprises, will amount to 3.5%, a rate equal to the increase in nominal GDP.

The Government’s Budgetary
and Financial Stance	C.13

¡	Change in revenue by source

Personal income tax, the main source of government revenue, should decline by 0.4%, to $18.2 billion in 2008-2009.

—	In this fiscal year, the progression in income subject to tax will be more than offset by the impact of the fiscal measures announced in this Budget, but also by the $950-million tax reduction that has been in effect since last January 1.

In 2009-2010, revenue from personal income tax should increase by 5.5%. Since the personal income tax reductions announced in previous budgets will have had their full impact, the change in revenue will be compatible with the growth in income subject to tax.

Contributions to the Health Services Fund should grow by 3.2% in 2008-2009 and 3.5% in 2009-2010.

—	This change reflects the growth in salaries and wages.

Despite an increase of 2.6% and 2.8% in corporate profits in 2008 and 2009 respectively, revenue from corporate taxes should fall by 4.4% in 2008-2009 and 1.8% in 2009-2010.

—	These decreases stem from the substantial reductions in the tax burden of businesses, announced in this and previous budgets, to foster economic growth, mainly by gradually eliminating the tax on capital and introducing an investment tax credit in all regions of Québec.

In 2008-2009 and 2009-2010, revenue from consumption taxes should climb by 2.3% and 2.1% respectively. This weaker growth compared with 2007-2008 reflects:

—	the slower increase of household personal spending in 2008 and 2009;

—	the weak growth in fuel tax revenue;

—	the allocation of a portion of the revenue from the tobacco tax to financing the Fonds pour le développement des enfants de moins de 5 ans en situation de pauvreté and the Fonds pour le développement de services de répit et d’accompagnement des aidants naturels.

2008-2009 Budget
C.14	Budget Plan

❑	Change in revenue compatible with economic growth

Overall, growth in own-source revenue, excluding government enterprises, is expected to be similar to nominal economic growth. Excluding the financial impact of the fiscal measures, growth in own-source revenue for fiscal years 2008-2009 and 2009-2010 will be 3.5%, on average, a rate similar to the increase in nominal GDP.

TABLE C.6

Consolidated Revenue Fund

Change in own-source revenue on a comparable basisP

(millions of dollars)

	2007-2008	2008-2009	2009-2010
OWN-SOURCE REVENUE EXCLUDING GOVERNMENT ENTERPRISES	44 240	44 292	45 841
% change	1.8	0.1	3.5

Less:

2008-2009 Budget measures
- Personal income tax reduction		-71	-135
- Corporate tax reduction		-104	-234
- Other fiscal measures[1]		34	29

2007-2008 Budget measures
- Personal income tax reduction	-295	-1 295	-1 245
- Corporate tax reduction	-88	-208	-342
- Other fiscal measures	-48	-32	16

2006-2007 Budget measures
- Personal income tax reduction	-359	-382	-382
- Other fiscal measures	-57	-93	-144

Other factors[2]	-296	-417	-300
SUB-TOTAL	-1 143	-2 568	-2 737
REVENUE BEFORE MEASURES	45 383	46 860	48 578
% change		3.3	3.7
Nominal GDP growth rate in %[3]		3.2	3.5

Elasticity[4]		1.02	1.04

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	Includes the impact on revenue of the following funds: Fonds du patrimoine minier, Fonds pour le développement des enfants de moins de 5 ans en situation de pauvreté and the Fonds pour le développement de services de répit et d’accompagnement des aidants naturels
2	Including, notably, the impact of the Action Plan for the Manufacturing Sector and the agreement on a new fiscal and financial partnership with the municipalities.
3	For the calendar year ending three months before the end of the fiscal year.
4	Elasticity between growth in revenue on a comparable basis and growth in GDP. For example, an elasticity rate of 1.0 means that 1.0% growth in GDP results in 1.0% growth in own-source revenue.

The Government’s Budgetary
and Financial Stance	C.15

2.1.2	Revenue from government enterprises

❑	Upward adjustment in 2007-2008

The profits of government enterprises are adjusted upward by $430 million for 2007-2008. This adjustment is due mainly to a $381-million increase in Hydro-Québec’s profits, generated for the most part by growth in electricity sales.

In addition, Loto-Québec shows a $29-million increase in its profits stemming primarily from growth in the profits of the casino sector.

TABLE C.7

Consolidated Revenue Fund

Change in revenue from government enterprises

(millions of dollars)

	May 2007 Budget	Adjustments	March 2008 BudgetP
	2007-2008		2007-2008	2008-2009	2009-2010
Hydro-Québec	2 545	381	2 926	2 500	2 500

Loto-Québec	1 329	29	1 358	1 295	1 295

Société des alcools du Québec	745	—	745	785	820

Other	6	20	26	45	56
REVENUE FROM GOVERNMENT ENTERPRISES	4 625	430	5 055	4 625	4 671
% change	-25.8		-18.8	-8.5	1.0

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.

2008-2009 Budget
C.16	Budget Plan

❑	Outlook for 2008-2009 and 2009-2010

Revenue from government enterprises for 2008-2009 is estimated at over $4.6 billion. A slight progression in 2009-2010 will raise such revenue to $4.7 billion.

For 2008-2009 and 2009-2010, the profits of government enterprises show a decrease compared with 2007-2008, which can be attributed mainly to the non-recurrence of part of the profits made by Hydro-Québec in 2007-2008. Loto-Québec also forecasts a decline in profits in 2008-2009 and 2009-2010 compared with 2007-2008. This decrease is due to the drop in revenue from video lottery machines following the implementation of the reconfiguration plan to reduce the number of machines in operation, along with the number of sites offering this type of machine.

The Government’s Budgetary
and Financial Stance	C.17

2.1.3	Revenues from federal transfers

In 2007-2008, federal transfer revenues should reach $13.6 billion, or $451 million more than forecast in the May 2007 Budget. This increase can be explained by two main factors.

First, the value of the Québec special abatement was revised downward because of the reduction in federal personal income tax announced last October 30. It should be noted that the value of the Québec special abatement (16.5% of basic federal personal income tax collected in Québec) reduces by an equivalent amount Québec’s revenues from federal transfers.

Second, transfers to Québec for health, post-secondary education and other social programs were adjusted upward due to the impact of the most recent economic and fiscal data on the value of tax points, which affects the allocation of these transfers among the provinces.

For 2008-2009 and 2009-2010, federal transfer revenues are expected to amount to $14.1 billion and $14.7 billion respectively.

TABLE C.8

Consolidated Revenue Fund

Change in federal transfer revenues

(millions of dollars)

	May 2007 Budget	Adjustments	March 2008 BudgetP
	2007-2008		2007-2008	2008-2009	2009-2010
Equalization	7 160	—	7 160	8 028	8 430
% change	29.3		29.3	12.1	5.0

Health transfers	3 698	225	3 923	3 833	4 024
% change	1.3		7.5	-2.3	5.0

Transfers for post-secondary education and other social programs	1 371	145	1 516	1 320	1 341
% change	28.1		41.7	-12.9	1.6

Other programs	945	81	1 026	882	877
% change	24.8		35.5	-14.0	-0.6
FEDERAL TRANSFERS	13 174	451	13 625	14 063	14 672
% change	19.6		23.7	3.2	4.3

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.

2008-2009 Budget
C.18	Budget Plan

The slower growth of federal transfer revenues in 2008-2009 (3.2%) can be attributed essentially to the non-recurrence of revenue from certain trusts established by the federal government in its budgets for previous years, as shown in the following table.

The present Budget incorporates revenues from the ecoTrust, the Human Papillomavirus (HPV) Immunization Trust, the Community Development Trust, the Public Transit Capital Trust (2008) and the Police Officers Recruitment Fund. The ecoTrust is not shown in the federal transfer revenues of the Consolidated Revenue Fund since it will be paid into the Green Fund, which is part of consolidated entities.

It should be noted that the provinces can use funds from these trusts according to their needs and on the basis of a schedule that they themselves define, without exceeding the lifespan set for these trusts by the federal government.

TABLE C.9

Schedule for recording the trusts established by the federal government

(millions of dollars)

	2007-2008	2008-2009	2009-2010	2010-2011	TOTAL
Trusts integrated into federal transfer revenues of the Consolidated Revenue Fund

Wait Times Reduction Fund	281	—			281

Post-Secondary Education Infrastructure Trust	235				235

Public Transit Capital Trust (2006)	117	—			117

Affordable Housing Trust	187	—			187

Off-Reserve Aboriginal Housing Trust	26	12			38

Patient Wait Times Guarantee Trust	42	42	43		127

HPV Immunization Trust	—	46	24		70

Community Development Trust		95	122	—	217

Public Transit Capital Trust (2008)		58	58		116

Police Officers Recruitment Fund[1]		19	19	18	56
TOTAL	888	272	266	18	1 444

Trust integrated into consolidated entities (Green Fund)

EcoTrust	50	100	200		350

1	Québec’s share of this trust totals $92 million over five years (2008-2009 to 2012-2013). A yearly amount of $18 million is forecast for 2011-2012 and 2012-2013.

The Government’s Budgetary
and Financial Stance	C.19

2.2	Budgetary expenditure

In 2008-2009, budgetary expenditure will reach $63.9 billion, an increase of 3.6% compared with 2007-2008.

Program spending will total $57 billion and show an increase of 4.2%. Debt service will amount to $6.9 billion.

The government plans to limit program spending growth for 2009-2010 to 3.0%.

TABLE C.10

Consolidated Revenue Fund

Change in budgetary expenditureP

(millions of dollars)

	May 2007 Budget	Adjustments[1]	March 2008 BudgetP
	2007-2008		2007-2008	2008-2009	2009-2010
Program spending	53 913	722	54 635	56 948	58 629

% change	4.1		5.5	4.2	3.0

Debt service	7 244	-241	7 003	6 907	7 019

% change	4.0		0.0	-1.4	1.6
BUDGETARY EXPENDITURE	61 157	481	61 638	63 855	65 648

% change	4.1		4.8	3.6	2.8
Nominal GDP growth rate in %[2]	4.2		5.9	3.2	3.5

Inflation rate in Québec in %[2]	1.8		1.6	1.4	1.8

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	Including the impact of the accounting reform, presented in Appendix 1.
2	For the calendar year ending three months before the end of the fiscal year.

2008-2009 Budget
C.20	Budget Plan

2.2.1	Adjustments to program spending in 2007-2008

Program spending in 2007-2008 stands at $54.6 billion, an increase of 5.5% compared with 2006-2007. This represents an upward revision of $722 million relative to the target of $53.9 billion set in the last Budget.

This adjustment can be explained mainly by:

—	additional spending at the ministère de la Santé et des Services sociaux, notably to finance additional costs for medical services;

—	the impact of the new actuarial valuations of the retirement plans completed in fall 2007;

—	increased spending at the ministère des Ressources naturelles et de la Faune to finance the forestry fund in the context of a substantial decline in forest royalties collected by the government;

—	growth in the expenditure for the allowance for doubtful accounts at Revenu Québec, reflecting the major increase in contributions made in recent years.

TABLE C.11

Program spending adjustments in 2007-2008

(millions of dollars)

PROGRAM SPENDING OBJECTIVE PRESENTED IN THE MAY 2007 BUDGET	53 913

Adjustments

Additional spending at the ministère de la Santé et des Services sociaux, notably to finance additional costs for medical services	203

New actuarial valuations of the retirement plans	191

Financing of the forestry fund	121

Increase in the expenditure for the allowance for doubtful accounts at Revenu Québec	85

Pay equity settlement	50

Forest fire suppression	48

Other factors	24

Sub-total	722
REVISED PROGRAM SPENDING	54 635

Source: Secrétariat du Conseil du trésor.

The Government’s Budgetary
and Financial Stance	C.21

2.2.2	Giving priority to health and education

In 2008-2009, program spending, including the cost of the measures announced in this Budget, will grow by 4.2%, or $2.3 billion, to $56.9 billion. Most of this increase will be used to fund the priorities of health and education.

CHART C.1

Giving priority to health and education

(breakdown of program spending growth in 2008-2009F)

F:	Forecasts.

Source: Secrétariat du Conseil du trésor.

❑	Health: 5.5% increase in 2008-2009

Nearly 60% of the growth in program spending in 2008-2009 is being allocated to health and social services. This increase of $1.3 billion, or 5.5%, will make it possible to cover health services needs. In particular, it will finance: the increase for maintaining and improving social health services, which is related, for example, to wage increases and the ageing of the population; health network costs, such as medication and new technology expenses; and improving public access to services.

2008-2009 Budget
C.22	Budget Plan

¡	Castonguay Report

The government also plans to step up its efforts to enhance the efficiency of the health system by implementing immediately some of the recommendations of the Castonguay report.

—	In this regard, the government has already announced that resource allocation pilot projects will be launched as of next April in three of Québec’s regions, namely, Estrie, Québec region and Saguenay–Lac-Saint-Jean.

—	With regard to information technology, the government will pursue its efforts to introduce the Dossier santé Québec, or Québec health file, which will enable over 95 000 health professionals throughout Québec to access computerized files on each patient.

—	Lastly, the government considers several other recommendations of the report very promising, particularly those concerning governance, performance assessment and the creation of a body mandated to assess the relevance and quality of health services.

The new approaches proposed by the Castonguay Report thus add to those already applied in recent years to improve access to the health system, in accordance with Quebecers’ ability to pay.

TABLE C.12

Growth in program spending in 2008-2009P

(millions of dollars)

	2007-2008	2008-2009	Growth
			$M	%
Santé et Services sociaux	24 144.9	25 468.9	1 324.0	5.5

Éducation, Loisir et Sport	13 371.6	13 984.0	612.4	4.6

Other departments	17 118.9	17 495.0	376.1	2.2
TOTAL	54 635.4	56 947.9	2 312.5	4.2

P:	Preliminary results for 2007-2008 and forecasts for 2008-2009.

Source:    Secrétariat du Conseil du trésor.

The Government’s Budgetary
and Financial Stance	C.23

❑	Additional investment of $1 billion in higher education by 2012

The budget of the ministère de l’Éducation, du Loisir et du Sport is also increasing by a substantial 4.6%, or an additional $612.4 million.

Since higher education is a collective priority, the government has pledged to invest, by 2012, $1 billion over and above the budget envelope granted in 2006-2007. This commitment will be met through additional investments of $200 million per year over five years.

For the second year in a row, the government has even surpassed its commitment and is in the process of achieving the target set by 2012.

With this Budget, CEGEPs and universities will receive, in 2008-2009, $453 million more than in 2006-2007 for delivering their services. For this fiscal year, this represents an additional $53 million compared with the commitment originally forecast.

It should also be noted that, in 2007-2008, CEGEPs and universities received $305 million more than the previous year.

CHART C.2

Additional annual investments in higher education1,2

(cumulative amount, millions of dollars)

1	Including the increases in the budget envelope for higher education needed to maintain and improve the quality of services.
2	Plus the federal reinvestment of $187 million as of 2008-2009.

2008-2009 Budget
C.24	Budget Plan

2.2.3	Maintaining disciplined management of spending

❑	The weight of program spending in the economy shows one of its lowest levels since 1971-1972

The forecast for program spending in 2008-2009 reflects the government’s determination to pursue disciplined management of public spending while improving services for Quebecers.

On account of this budgetary discipline, the weight of program spending in relation to GDP in 2008-2009 will be 18.4%, one of the lowest levels in 35 years.

CHART C.3

Program spending

(as a percentage of GDP)

Note: Preliminary results for 2007-2008 and forecasts for 2008-2009.

The Government’s Budgetary
and Financial Stance	C.25

❑	Québec is the province that has best controlled its spending

Québec’s program spending has increased by an average of 4.5% per year since 2003-2004.

—	In comparison, average program spending by the provinces has grown 6.8% per year and that of the federal government, 6.5% per year.

In fact, Québec is the Canadian province that has posted the weakest growth in program spending.

CHART C.4

Average annual growth in program spending from 2003-2004 to 2007-2008

(percent)

Source: Statement of the Ministère des Finances du Québec.

2008-2009 Budget
C.26	Budget Plan

2.2.4	High quality public infrastructure for a more prosperous Québec

High quality public infrastructure helps to create an environment that is conducive to economic development. After long neglect, Québec’s public infrastructure must be renovated and upgraded to ensure its sustainability.

❑	Investments of $30 billion: 2007-2012 Québec Infrastructures Plan

By launching the 2007-2012 Québec Infrastructures Plan, a five-year, $30-billion1 plan completed by an additional $7.6 billion for continuing work currently under way, the government has taken an important step to ensuring the sustainability of our infrastructure.

This is the first phase of a project that, over 15 years, will make it possible to renovate and upgrade public infrastructure as a whole while ensuring its continued development.

The implementation of this plan will result, notably, in:

—	schools with a more welcoming environment;

—	hospitals that are more functional and have cutting edge equipment;

—	roads that are in just as good condition as those of our neighbours.

The plan also covers municipal infrastructures, including public transit, culture, research, public housing, justice and public safety.

Investment in public infrastructure will total $6 billion annually until 2011-2012, or more than double the funds invested from 1997-1998 to 2002-2003.

[1]

Since the plan was announced, $442 million has been added to these investments over a five-year period to enable the government to take over the management of bridges in municipalities with 100 000 inhabitants or less.

The Government’s Budgetary
and Financial Stance	C.27

CHART C.5

Average annual investments in the Québec government’s fixed assets

(millions of dollars)

1	Plus $7.6 billion over a five-year period beginning in 2008-2009 for the completion of development projects currently under way.

Source: Secrétariat du Conseil du trésor.

❑	Disciplined and rigorous public infrastructure work

With the Act to promote the maintenance and renewal of public infrastructures, the government wants to make it mandatory for future work aimed at maintaining and renewing public infrastructure to follow guidelines based on recognized standards. The Act will ensure that maintenance deficits are eliminated within 15 years.

Every year, the Chair of the Conseil du trésor will table, in the National Assembly, a capital budget including funds allocated to maintaining infrastructure and eliminating accumulated maintenance deficits within 15 years, as well as funds for developing public infrastructure. The Chair of the Conseil du trésor will also table an annual report on how these funds have been used.

2008-2009 Budget
C.28	Budget Plan

❑	Investment in the road system continues to rise

To improve road infrastructure, the government plans to invest $10.3 billion by 2012, or an average of $2.1 billion per year.

—	Along with the contribution of partners, this will make it possible to accelerate the repair of Québec’s road system so that by 2022, 83% of its roads and 80% of its structures will have been brought up to par, thus complying with the highest quality standards in North America

CHART C.6

Average annual investments in the road system

(millions of dollars)

1	Plus $3.5 billion over a five-year period beginning in 2007-2008 for the completion of development projects currently under way.

Source: Ministère des Transports.

The Government’s Budgetary
and Financial Stance	C.29

2.2.5	Debt service

In 2007-2008, debt service should amount to nearly $7 billion, i.e. $ 4.6 billion for direct debt service and $2.4 billion for interest ascribed to the retirement plans.

Overall, debt service is revised downward by $241 million compared with the May 2007 Budget. Direct debt service is $365 million less than anticipated mainly because of the appreciation of the Canadian dollar in relation to other currencies. As for the interest ascribed to the retirement plans, it is $124 million more than forecast owing to the impact of the new actuarial valuations of the retirement plans.

Debt service should fall by 1.4% in 2008-2009 and then increase by 1.6% in 2009-2010. These variances can be attributed essentially to the anticipated change in interest rates.

TABLE C.13

Consolidated Revenue Fund

Change in debt service

(millions of dollars)

	May 2007 Budget	Adjustments[1]	March 2008 BudgetP
	2007-2008		2007-2008	2008-2009	2009-2010
Direct debt service	-4 923	365	-4 558	-4 736	-5 055

Interest ascribed to the retirement plans	-2 321	-124	-2 445	-2 171	-1 964
DEBT SERVICE	-7 244	241	-7 003	-6 907	-7 019
% change	4.0		0.0	-1.4	1.6

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	Including the impact of the accounting reform, presented in Appendix 1.

2008-2009 Budget
C.30	Budget Plan

❑	A smaller proportion of revenue is being devoted to servicing the debt

The share of budgetary revenue devoted to debt service, which includes the debt service of the Consolidated Revenue Fund and that of consolidated entities, should stand at 12.5% in 2008-2009, compared with 17.7% in 1997-1998.

CHART C.7

Consolidated debt service

(as a percentage of total revenue)

Note: Preliminary results for 2007-2008 and forecasts for 2008-2009.

The Government’s Budgetary
and Financial Stance	C.31

2.3	Consolidated entities

In addition to departments, budget-funded bodies and government enterprises, whose results are included in those of the Consolidated Revenue Fund, the government’s reporting entity also comprises all non-budget-funded bodies and special funds, as well as the Generations Fund.

In 2007, the government undertook a major reform of its accounting policies in order to fully comply with generally accepted accounting principles (GAAP) applicable to the public sector. In this regard, the government reporting entity was changed to incorporate, as of April 1, 2006, the financial results of public health and social services institutions, school boards and CEGEPs, as well as those of the Université du Québec and its branches.

Consolidated entities are thus presented in three separate groups:

—	non-budget-funded bodies and special funds;

—	the health[2] and education networks;

—	the Generations Fund.

[2]	The expression “health network” always refers to the health and social services network.

2008-2009 Budget
C.32	Budget Plan

2.3.1	Non-budget-funded bodies and special funds

Non-budget-funded bodies and special funds include more than 100 government entities whose mission is to sell goods and services or fund government programs. For instance:

—	the Corporation d’hébergement du Québec and Financement-Québec finance the capital expenditures of the health and education networks;

—	the Fonds de conservation et d’amélioration du réseau routier finances investments for maintaining and developing Québec roads;

—	La Financière agricole du Québec is responsible for administering farm insurance programs and other agrifood programs.

For fiscal 2007-2008, the net results of non-budget-funded bodies and special funds show a surplus of $10 million, a decrease of $20 million compared with the results forecast in last year’s Budget.

The net results of non-budget-funded bodies and special funds for 2008-2009 and 2009-2010 show, respectively, a deficit of $145 million and a surplus of $17 million.

TABLE C.14

Non-budget-funded bodies and special funds 1

Summary of budgetary transactions

(millions of dollars)

	May 2007 Budget	Adjustments[2]	March 2008 BudgetP
	2007-2008		2007-2008	2008-2009	2009-2010
Own-source revenue	2 786	1 234	4 020	4 319	4 594

Federal transfers	919	-128	791	1 115	1 287
Sub-total	3 705	1 106	4 811	5 434	5 881

Expenditure excluding debt service	-2 911	-209	-3 120	-3 749	-3 866

Debt service	-764	-917	-1 681	-1 830	-1 998
Sub-total	-3 675	-1 126	-4 801	-5 579	-5 864
NET RESULTS	30	-20	10	-145	17

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	Excluding specified purpose accounts.
2	Including the impact of the accounting reform, presented in Appendix 1.

The Government’s Budgetary
and Financial Stance	C.33

2.3.2	Health and education networks

With the implementation of the recommendations of the Task Force on Government Accounting, over 211 entities in the health and social services sector and nearly 130 entities in the education network were added to the government’s reporting entity.

Among these entities are 18 health and social services agencies, 193 public health and social services institutions, 72 school boards, 48 CEGEPs and the Université du Québec and its nine branches.

Preparing the 2006-2007 Public Accounts involved a vast consolidation exercise, targeting the actual results of the 341 new entities. Based on this work, it was possible to estimate, in last December’s Update on Québec’s Economic and Financial Situation, the deficit of the networks and its impact on the 2007-2008 financial framework at nearly $185 million. The present Budget is revising this impact to $375 million.

For 2008-2009, the government has forecast transfer spending of up to $25 billion and $14 billion respectively for the health and education networks. Normally, these budgets should allow recipient institutions to balance their budgets, especially since most of them are obliged to do so by law. However, as a precautionary measure, this Budget has provided for a deficit of $150 million for the health and education networks.

It is essential to introduce control and monitoring mechanisms to ensure that the government’s budget planning is well done. Therefore, the work currently under way should make it possible to rigorously monitor the results of all the network entities added to the government reporting entity. In the near future, network entities will be subject to budget monitoring similar to that of non-budget-funded bodies and special funds. This will involve, for example:

—	monitoring of financial forecasts;

—	monitoring of actual data in the monthly report on the government’s financial transactions.

2008-2009 Budget
C.34	Budget Plan

2.3.3	Generations Fund

Deposits in the Generations Fund, including the additional deposit of $200 million from the budgetary reserve, should reach $603 million for 2007-2008.

For 2008-2009 and 2009-2010, total deposits of $742 million and $816 million respectively are forecast.

Section H details the results of and change in the Generations Fund.

TABLE C.15

Deposits in the Generations Fund

(millions of dollars)

	May 2007 Budget		March 2008 BudgetP
	2007-2008	Adjustments	2007-2008	2008-2009	2009-2010
Dedicated revenues

Water-power royalties	374	-10	364	625	647

Unclaimed property	20	-5	15	15	15

Investment income	59	-35	24	102	154
TOTAL	453	-50	403	742	816

Deposit from the budgetary reserve	200	—	200	—	—
TOTAL	653	-50	603	742	816

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.

The Government’s Budgetary
and Financial Stance	C.35

2.3.4	Statement of consolidated operations

For the purposes of the budget documents, the results of consolidated entities are presented on a net basis. Therefore, to reconcile the Budget documents and the Public Accounts, the revenue and expenditure of consolidated entities3 and specified purpose accounts must be added to those of the Consolidated Revenue Fund.

The following table shows, for fiscal 2007-2008, the statement of consolidated transactions harmonizing the Budget data with those of the Public Accounts. As indicated in Table C.1, the surplus for the purposes of the Public Accounts will amount to $1 120 million in 2007-2008.

TABLE C.16

Consolidated financial framework

(millions of dollars)

	2007-2008P					2006-2007 Public Accounts
	Consolidated Revenue Fund	Consolidated entities	Specified purpose accounts	Consolidated levels		Consolidated levels
REVENUE

Own-source revenue	49 295	4 423	207	53 925		53 226

Federal transfers	13 625	791	262	14 678		11 970
TOTAL REVENUE	62 920	5 214	469	68 603		65 196

EXPENDITURE

Program spending	-54 635	-3 695	-469	-58 799		-55 309

Debt service	-7 003	-1 681		-8 684		-7 894
TOTAL EXPENDITURE	-61 638	-5 376	-469	-67 483		-63 203
TOTAL	1 282	-162	0	1 120	[1]	1 993

P:	Preliminary.
1	Surplus for the purposes of the Public Accounts.

[3]	After eliminating related-party transactions.

2008-2009 Budget
C.36	Budget Plan

2.4	Five-year financial framework

The government prepares a five-year financial framework for the purposes of its budget planning.

This financial framework, for 2010-2011 and 2011-2012, is based on revenue and expenditure projections made using a more limited number of economic indicators. Therefore, these forecasts reflect average trends anticipated for revenue and expenditure.

Nevertheless, the five-year financial framework shows that budgetary balance will be able to be maintained until 2012-2013.

To achieve this, however, the government will have to exercise tight control of its spending.

—	Indeed, program spending growth will have to be limited to 3.2% per year as of 2010-2011.

If the impact of the fiscal measures announced in this and previous budgets is taken into account, growth in budgetary revenue will generally follow that of the economy until 2012-2013.

The Government’s Budgetary
and Financial Stance	C.37

TABLE C.17

Financial framework of the 2008-2009 Budget and projections as of 2010-2011

(millions of dollars)

	Actual results		Forecasts			Projections
	2006-2007		2007-2008	2008-2009	2009-2010	2010-2011	2011-2012	2012-2013
BUDETARY REVENUE	60 700		62 920	62 980	65 184	67 281	69 196	71 467
% change			3.7	0.1	3.5	3.2	2.8	3.3
BUDGETARY EXPENDITURE

Program spending	-51 796		-54 635	-56 948	-58 629	-60 478	-62 386	-64 352
% change			5.5	4.2	3.0	3.2	3.2	3.2

Debt service	-7 000		-7 003	-6 907	-7 019	-6 982	-6 957	-6 963
TOTAL EXPENDITURE	-58 796		-61 638	-63 855	-65 648	-67 460	-69 343	-71 315
NET RESULTS OF CONSOLIDATED ENTITIES	89		-162	447	833	1 275	1 398	1 504

Contingency reserve				-200
SURPLUS (DEFICIT) FOR THE PURPOSES OF THE PUBLIC ACCOUNTS	1 993		1 120	-628	369	1 096	1 251	1 656

Deposits of dedicated revenues in the Generations Fund	-584	[1]	-403	-742	-816	-1 239	-1 341	-1 447
BUDGETARY BALANCE BEFORE BUDGETARY RESERVE	1 409		717	-1 370	-447	-143	-90	209

Deposit in the Generations Fund from the budgetary reserve			-200

Budgetary reserve	-1 300		-517	1 370	447
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	109		0	0	0	-143	-90	209

Real GDP growth rate in %[2]	1.7		2.4	1.5	2.0	2.2	2.3	1.9

Nominal GDP growth rate in %[2]	3.7		5.9	3.2	3.5	3.9	4.1	3.7

1	Including an additional deposit of $500 million in the Generations Fund in 2006-2007.
2	For the calendar year ending three months before the end of the fiscal year.

2008-2009 Budget
C.38	Budget Plan

3.	Non budgetary transactions

The government’s non-budgetary transactions consist of transactions that affect borrowing requirements but not revenue and expenditure.

They are presented in large aggregates, namely, “Investments, loans and advances,” “Capital expenditures,” “Net investments in the networks,” “Retirement plans” and “Other accounts.”

An increase in the government’s “Investments, loans and advances” is affected notably by the fact that the government allows Hydro-Québec to keep a portion of its profits. The government plans to curtail the increase in its debt by revising its Hydro-Québec dividend policy.

The Government’s Budgetary
and Financial Stance	C.39

3.1	Curtailing the increase in the government’s debt by revising the dividend paid by Hydro-Québec

3.1.1	Review of the Hydro-Québec dividend

The Québec government’s debt level is worrisome and constitutes an important issue in the management of public finances.

—	Even though the debt/GDP ratio has declined constantly since 1998-1999 and budgetary balance has been maintained, the debt rises every year.

—	Part of the yearly increase in the debt stems from the government’s policy regarding the Hydro-Québec dividend.

Although Hydro-Québec’s net annual profits are added to the government’s revenue, the government has, historically, made a yearly investment in Hydro-Québec by allowing the corporation to keep 50% of its net profits in order to finance its investments4. For the government, this investment gives rise to an equivalent financial requirement, which thus pushes up its debt.

This policy, which is similar to that followed by other governments with corporations in the electricity sector, is aimed at bringing the enterprise’s capital up to a level sufficient to ensure its financial health.

Due to the improvement of Hydro-Québec’s capitalization in recent years, the government can now reduce the amount invested annually in this corporation.

—	Therefore, the Hydro-Québec dividend policy is being changed so that, for 2007 and subsequent years, the dividend paid by Hydro-Québec will represent 75% of its net profits[5].

—	This will help to reduce the increase in the debt by roughly $640 million in 2007-2008 and about $600 million per year in subsequent years.

[4]	For 2004 and 2006, the net profits related to the sale of assets have been paid out in full as dividends.
[5]	The amount of the dividend is calculated in accordance with section 15.2 of the Hydro-Québec Act, which stipulates that:
15.2	“The distributable surplus for a particular financial period is equal to 75% of the total of the net operating income of the Company and of its net investment income for the same period, less the gross interest expenditure for the same period…”

2008-2009 Budget
C.40	Budget Plan

❑	Government investments in Hydro-Québec contribute to the growth in government debt

The investments the government makes in Hydro-Québec year after year, by allowing the corporation to keep part of its net profits, explains a substantial portion of the increase in the government’s debt.

—	Since 1987, profits not paid out as dividends by Hydro-Québec have represented $13.2 billion. This investment by the government in Hydro-Québec has created a financial requirement and raised government debt by an equivalent amount[6].

For example, for 2006 alone, the current dividend payment policy prompted the government to borrow $1.4 billion to compensate for the sums invested in Hydro-Québec.

Since 2002, profits reinvested in Hydro-Québec, totalling $5.4 billion, have accounted for 35.1% of the increase in the government’s total debt, which has grown by $15.4 billion.

Over the same period, Hydro-Québec’s long-term debt has fallen by $3.2 billion.

TABLE C.18

Dividends paid by Hydro-Québec from 2002 to 2006

(billions of dollars)

	Net profits	Dividends paid		Impact on government debt	Change in Hydro-Québec’s long-term debt	Hydro-Québec’s capitalization rate[1] %
2002	1.5	0.8		0.8	-0.6	26.2

2003	1.9	1.0		1.0	-2.4	29.8

2004	2.4	1.3	[2]	1.1	-1.8	32.8

2005	2.3	1.1		1.1	-1.3	34.2

2006	3.8	2.3	[2]	1.4	2.9	36.1
TOTAL	11.9	6.5		5.4	-3.2

1	Ratio of total equity to total equity plus accumulated long-term debt.
2	Taking into account the additional dividend payment from profits related to the sale of assets.

[6]	It should be noted that no dividends were paid into the Consolidated Revenue Fund from 1990 to 1996.

The Government’s Budgetary
and Financial Stance	C.41

3.1.2	Hydro-Québec’s dividend payments

The provisions of the Hydro-Québec Act, coupled with the improvement in the corporation’s capitalization, make it possible to review the Hydro-Québec dividend policy.

❑	Provisions of the current Act

Since the review of Hydro-Québec’s incorporating Act in 1981, the Act has stipulated that paid dividends:

—	cannot exceed 75% of the net profits of the fiscal year as calculated in accordance with the provisions of the Act;

—	must not reduce the capitalization rate to less than 25% at the end of such fiscal year.

These dividend payment rules are similar to those that exist for many public corporations in Canada (e.g. in British Columbia and Manitoba, where dividends represent 85% and 75% of profits respectively).

❑	Capitalization rate

Historically, the Hydro-Québec dividend has generally represented 50% of the corporation’s net profits. Hydro-Québec’s heightened profitability, coupled with the funds invested by the government in this corporation through its dividend policy, have made it possible to raise the Hydro-Québec’s capitalization rate well above 25%.

—	Hydro-Québec’s capitalization rate rose from 26.2% in 2002 to 36.1% as at December 31, 2006.

This capitalization rate is equal to the average observed in Canada for government corporations in the electricity sector.

—	Indeed, the comparable average in Canada’s five largest provinces was 36.1% in 2006.

If the current dividend payment policy is maintained, Hydro-Québec’s capitalization rate would be about 40% in 2010 according to the corporation’s Strategic Plan 2006-2010.

2008-2009 Budget
C.42	Budget Plan

3.1.3	Raising the dividend paid by Hydro-Québec to 75% of its net profits

Owing to the increase in the government’s debt and the significant improvement in Hydro-Québec’s capitalization rate, the government is revising the policy on the dividends payable to it by Hydro-Québec.

As of 2007 and for subsequent years, the dividend will represent 75% of the enterprise’s net profits, calculated in accordance with the provisions of the Hydro-Québec Act.

This will represent:

—	an additional payment of approximately $640 million in 2007-2008;

—	an additional payment of approximately $600 million per year for subsequent years.

Over the period covered by Hydro-Québec’s strategic plan, i.e. until 2010, this will represent additional payments of $2.3 billion. The increase in the government’s debt will be reduced accordingly.

Assuming that this policy is maintained until 2026, an additional amount of nearly $11 billion will be paid by Hydro-Québec.

TABLE C.19

Cumulative impact of raising the dividend payment rate for Hydro-Québec’s net profits from 50% to 75%P, 1

	Additional annual dividends from Hydro-Québec $M	Hydro-Québec’s capitalization rate %	Contribution to debt reduction $M
2007	640	37.5	-640
2008	600	36.2	-1 240
2009	550	35.9	-1 790
2010	550	35.9	-2 340

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	Over the period covered by the Strategic Plan 2006-2010 tabled by Hydro-Québec, which is based on the calendar year.

The Government’s Budgetary
and Financial Stance	C.43

❑	Impact for Hydro-Québec

The fact that the government will receive a higher dividend will increase the borrowings that Hydro-Québec will have to make on its own to finance its activities.

Hydro-Québec has a high borrowing capacity and has proved itself over the past 40 years as a producer, carrier and distributor of electricity. It has an unconditional guarantee from the government and its borrowing costs are the same as those of the government.

—	Considering that Hydro-Québec has to borrow to finance its capital expenditures, an additional payment of roughly $600 million in dividends could entail an additional cost of approximately $30 million for the corporation. Moreover, the government would achieve equivalent savings on its debt service.

2008-2009 Budget
C.44	Budget Plan

3.2	Summary of non-budgetary transactions

For 2007-2008, consolidated non-budgetary requirements amount to $1.4 billion. an increase of $264 million compared with the May 2007 Budget forecasts.

For 2008-2009 and 2009-2010, consolidated non-budgetary requirements amount to $1.5 billion and $1.6 billion respectively.

TABLE C.20

Summary of consolidated non-budgetary transactions1

(millions of dollars)

	May 2007 Budget	Adjustments[2]	March 2008 BudgetP
	2007-2008		2007-2008	2008-2009	2009-2010
CONSOLIDATED REVENUE FUND

Investments. loans and advances	-1 385	-684	-2 069	-18	-337

Capital expenditures	-113	1	-112	-140	-128

Retirement plans[3]	2 129	322	2 451	2 398	2 597

Other accounts	-101	466	365	-935	-1 015
TOTAL	530	105	635	1 305	1 117

CONSOLIDATED ENTITIES

Investments. loans and advances	-142	-583	-725	-382	277

Capital expenditures	-1 867	589	-1 278	-1 814	-2 679

Net investments in the networks	—	-544	-544	-1 030	-660

Other accounts	388	169	557	427	341
TOTAL	-1 621	-369	-1 990	-2 799	-2 721

CONSOLIDATED NON-BUDGETARY TRANSACTIONS

Investments. loans and advances	-1 527	-1 267	-2 794	-400	-60

Capital expenditures	-1 980	590	-1 390	-1 954	-2 807

Net investments in the networks	—	-544	-544	-1 030	-660

Retirement plans[3]	2 129	322	2 451	2 398	2 597

Other accounts	287	635	922	-508	-674
TOTAL CONSOLIDATED NON-BUDGETARY REQUIREMENTS	-1 091	-264	-1 355	-1 494	-1 604

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	A negative entry indicates a financial requirement and a positive entry, a source of financing.
2	Including the impact of the accounting reform, presented in Appendix 1.
3	Including other employee future benefits.

The Government’s Budgetary
and Financial Stance	C.45

❑	Investments, loans and advances

Consolidated financial requirements for investments, loans and advances for 2007-2008 amount to $2.8 billion. The forecasts for 2008-2009 and 2009-2010 stand at $400 million and $60 million respectively

For 2007-2008, financial requirements for the investments, loans and advances of the Consolidated Revenue Fund total $2.1 billion, an increase of $684 million compared with the forecasts in last year’s Budget. This increase can be attributed mainly to the investment with the Caisse de dépôt et placement du Québec of $1.1 billion, or the amount allocated to the budgetary reserve in 2006-2007 excluding the $200-million deposit in the Generations Fund, mitigated by the increase in the portion of Hydro-Québec’s profits paid out as dividends.

With regard to consolidated entities, the financial requirements of $725 million arise mainly from investments, loans and advances of Financement-Québec and Investissement Québec.

❑	Capital expenditures

For 2007-2008, consolidated investments in fixed assets amount to $2.7 billion. Taking into account a depreciation expense of $1.3 billion for these capital expenditures, their associated financial requirements total $1.4 billion.

TABLE C.21

Reconciliation of 2007-2008 capital investments and financial requirementsP

(millions of dollars)

	Level of investment	Depreciation	Financial requirements (capital expenditures)
Departments and organizations	-349	237	-112

Non-budget-funded bodies and special funds	-2 312	1 034	-1 278
TOTAL	-2 661	1 271	-1 390

P:	Preliminary.

2008-2009 Budget
C.46	Budget Plan

These financial requirements are explained largely by investments of $1.7 billion in road infrastructure financed by the Fonds de conservation et d’amélioration du réseau routier, which include the increase in investments provided for in the Québec Infrastructures Plan introduced in fall 2007. The additional investments in the road system also explain the increase in financial requirements for subsequent years.

❑	Net investments in the networks

The financial requirements related to net investments in the networks amount to $544 million for 2007-2008, $1 030 million for 2008-2009 and $660 million for 2009-2010.

❑	Retirement plans

For 2007-2008, the balance of non-budgetary transactions in regard to the retirement plans is $2.5 billion, which reduces the government’s financing needs. This represents an increase of $322 million compared with the figure forecast in the last Budget.

For 2008-2009 and 2009-2010, the retirement plans help to reduce financing needs by $2.4 billion and $2.6 billion respectively.

❑	Other accounts

Consolidated financial surpluses for other accounts in 2007-2008 are adjusted upward by $635 million, to $922 million.

The Government’s Budgetary
and Financial Stance	C.47

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2008-2009 Budget
C.48	Budget Plan

4.	CONSOLIDATED NET FINANCIAL REQUIREMENTS

Overall, net financial requirements represent the funds the government has to borrow in a given fiscal year to finance the budgetary balance and non-budgetary transactions.

As a whole, consolidated net financial requirements stand at $952 million in 2007-2008, $752 million in 2008-2009 and $788 million in 2009-2010.

—	Compared with the May 2007 Budget, the 2008-2009 Budget forecasts net financial surpluses of $1.2 billion in 2007-2008 for the Consolidated Revenue Fund, an improvement of $700 million. This improvement can be attributed primarily to the increase from 50% to 75% of the share of Hydro-Québec’s profits paid out as dividends. Net financial surpluses of $1.6 billion and $1.1 billion are forecast for 2008-2009 and 2009-2010 respectively.

—	The net financial requirements of non-budget-funded bodies and special funds will total $2.8 billion in 2007-2008, $3.1 billion in 2008-2009 and $2.7 billion in 2009-2010. These requirements stem mainly from two sources:

–	investments by the Fonds de conservation et d’amélioration du réseau routier;

–	investments by Financement-Québec in the health and education networks.

—	Deposits in the Generations Fund will amount to $603 million in 2007-2008, $742 million in 2008-2009 and $816 million in 2009-2010.

The Government’s Budgetary
and Financial Stance	C.49

TABLE C.22

Consolidated net financial requirements1

(millions of dollars)

	May 2007 Budget		Adjustments[2]	March 2008 BudgetP
	2007-2008			2007-2008		2008-2009	2009-2010
Budgetary balance for the purposes of the Balanced Budget Act	0		0	0		0	0

Deposit of dedicated revenues in the Generations Fund	653	[3]	-250	403		742	816
Consolidated budgetary balance	653		-250	403		742	816

Consolidated non-budgetary requirements	-1 091		-264	-1 355		-1 494	-1 604
CONSOLIDATED NET FINANCIAL REQUIREMENTS	-438		-514	-952		-752	-788

Including:

Consolidated Revenue Fund	500		700	1 200		1 600	1 100

Non-budget-funded bodies and special funds	-1 591		-1 164	-2 755		-3 094	-2 704

Deposits in the Generations Fund	653	[3]	-50	603	[3]	742	816

P:	Preliminary results for 2007-2008 and forecasts for subsequent years.
1	A negative entry indicates a financial requirement and a positive entry, a source of financing.
2	Including the impact of the accounting reform, presented in Appendix 1.
3	Including the deposit of $200 million from the budgetary reserve.

2008-2009 Budget
C.50	Budget Plan

APPENDIX 1: IMPACT OF THE ACCOUNTING REFORM

TABLE C.23

Impact of the accounting reform on results in 2007-2008

(millions of dollars)

	Before reform	Impact of reform	After reform
BUDGETARY REVENUE

Own-source revenue	49 585	-290	49 295

Federal transfers	13 625	—	13 625
TOTAL	63 210	-290	62 920

BUDGETARY EXPENDITURE

Program spending	-54 619	-16	-54 635

Debt service	-6 814	-189	-7 003
TOTAL	-61 433	-205	-61 638

NET RESULTS OF CONSOLIDATED ENTITIES	196	-358	-162
SURPLUS (DEFICIT) FOR THE PURPOSES OF THE PUBLIC ACCOUNTS	1 973	-853	1 120

Deposit of dedicated revenues in the Generations Fund	-403	—	-403
BUDGETARY BALANCE BEFORE BUDGETARY RESERVE	1 570	—	717

Deposit in the Generations Fund from the budgetary reserve	-200	—	-200

Budgetary reserve	-517	—	-517
BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	853	-853	0

The Government’s Budgetary
and Financial Stance	C.51

TABLE C.24

Summary of the impact of the accounting reform on the budgetary balance

(millions of dollars)

2007-2008P
Budgetary balance before reform	1 973
Impact of reform

Consolidation of the health and education networks	-375

Transfer spending	-6

Accrual accounting for tax receipts	-290

Retirement Plans Sinking Fund (RPSF)	-189

Status of certain organizations	17

Soft loans and allowance for losses on guaranteed financial initiatives	5

Employee future benefits	-15

Impact of the reform on the budgetary balance	-853
SURPLUS (DEFICIT) FOR THE PURPOSES OF THE PUBLIC ACCOUNTS	1 120

P:	Preliminary.

2008-2009 Budget
C.52	Budget Plan